SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 8-A


                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                                 USA INTERACTIVE
             (Exact name of registrant as specified in its charter)


                   DELAWARE                         59-2712887
           (State of incorporation or             (I.R.S. employer
                  organization)                 identification number)

             152 WEST 57TH STREET
               NEW YORK, NEW YORK                       10019
          (Address of principal executive              (Zip Code)
                    offices)

       If this Form relates to the        If this Form relates to the
       registration of a class of         registration of a class of
       securities pursuant to Section     securities pursuant to Section
       12(b) of the Exchange Act and      12(g) of the Exchange Act and
       is effective pursuant to           is effective pursuant to
       General Instruction A.(c),         General Instruction A.(d),
       please check the following box.    please check the following
       |__|                               box. |X|

Securities Act registration statement file number to which this form relates:
_______________
(if applicable)


Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each class        Name of each exchange on which
      to be so registered        each class is to be registered

              None


Securities to be registered pursuant to Section 12(g) of the Act:

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of Class)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     The securities of USA Interactive, a Delaware corporation ("USA"), to be registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, are shares of common stock, par value $0.01 per share, of USA (the "USA common stock"). Set forth below is a description of shares of USA common stock. The following statements are brief summaries of, and are subject to the provisions of, USA's restated certificate of incorporation, as amended, USA's amended and restated by-laws, and the relevant provisions of the Delaware General Corporation Law (the "DGCL").

     As of the date of this registration statement, USA's authorized capital stock consists of 1,600,000,000 shares of USA common stock, 400,000,000 shares of USA Class B common stock, par value $0.01 per share ("USA Class B common stock"), and 100,000,000 shares of preferred stock, par value $0.01 per share, of which 13,125,000 shares of preferred stock has been designated as Series A Cumulative Convertible Preferred Stock ("USA preferred stock"). As of December 31, 2002, there were 385,725,610 shares of USA common stock outstanding (including 468,169 shares of unvested restricted stock), 64,629,996 shares of USA Class B common stock outstanding and 13,118,182 shares of USA preferred stock outstanding.

USA COMMON STOCK AND USA CLASS B COMMON STOCK

     With respect to matters that may be submitted to a vote or for the consent of USA's stockholders generally, including the election of directors, each holder of shares of USA common stock, USA Class B common stock and USA preferred stock will vote together as a single class. In connection with any such vote, each holder of USA common stock is entitled to one vote for each share of USA common stock held, each holder of USA Class B common stock is entitled to ten votes for each share of USA Class B common stock held and each holder of USA preferred stock is entitled to two votes for each share of USA preferred stock held. Notwithstanding the foregoing, the holders of shares of USA common stock, acting as a single class, are entitled to elect 25% of the total number of USA's directors, and, in the event that 25% of the total number of directors shall result in a fraction of a director, then the holders of shares of USA common stock, acting as a single class, are entitled to elect the next higher whole number of USA's directors. In addition, the DGCL requires that certain matters be approved by the holders of shares of USA common stock, holders of USA Class B common stock or holders of USA preferred stock voting as a separate class.

     Shares of USA Class B common stock are convertible into shares of USA common stock at the option of the holder thereof, at any time, on a share-for-share basis. Such conversion ratio will in all events be equitably preserved in the event of any recapitalization of USA by means of a stock dividend on, or a stock split or combination of, outstanding shares of USA common stock or USA Class B common stock, or in the event of any merger, consolidation or other reorganization of USA with another corporation. Upon the conversion of shares of USA Class B common stock into shares of USA common stock, those shares of USA Class B common stock will be retired and will not be subject to reissue. Shares of USA common stock are not convertible into shares of USA Class B common stock.


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     Except as described herein, shares of USA common stock and USA Class B common stock are identical. The holders of shares of USA common stock and the holders of shares of USA Class B common stock are entitled to receive, share for share, such dividends as may be declared by USA's board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, distribution of assets or winding-up of USA, the holders of shares of USA common stock and the holders of shares of USA Class B common stock are entitled to receive, share for share, all the assets of USA available for distribution to its stockholders, after the rights of the holders of the USA preferred stock have been satisfied.

     Pursuant to an Amended and Restated Governance Agreement, dated December 16, 2001, among USA, Vivendi Universal, S.A., Universal Studios, Inc., Liberty Media Corporation ("Liberty") and Barry Diller, Liberty has a preemptive right to maintain its percentage equity interest in USA. This preemptive right generally provides that Liberty may elect to purchase a number of shares of USA common stock so that its percentage equity interest in USA immediately after a transaction would be the same as immediately before the transaction. The purchase price for shares of USA common stock pursuant to a preemptive right election is generally based upon the fair market value (as defined in the Amended and Restated Governance Agreement) of the USA common stock purchased.

     USA's restated certificate of incorporation, as amended, provides that there can be no stock dividends or stock splits or combinations of stock declared or made on shares of USA common stock or USA Class B common stock unless the USA common stock and USA Class B common stock then outstanding are treated equally and identically.

USA PREFERRED STOCK

     USA's board of directors has the authority to designate, by resolution, the powers, preferences, rights and qualifications, limitations and restrictions of the preferred stock without any further vote or action by the stockholders. Any shares of preferred stock so issued would have priority over shares of USA common stock and shares of USA Class B common stock with respect to dividend or liquidation rights or both.

     In connection with the acquisition of a controlling interest in Expedia, Inc., USA issued an aggregate of approximately 13,125,000 shares of USA preferred stock, par value $0.01 per share, "Series A Cumulative Convertible Preferred Stock," each having a $50.00 face value and a term of 20 years. Each share of USA preferred stock is convertible, at the option of the holder at any time, into that number of shares of USA common stock equal to the quotient obtained by dividing $50 by the conversion price per share of USA common stock. The conversion price is initially equal to $33.75 per share of USA common stock and is subject to downward adjustment if the price of USA common stock exceeds $35.10 at the time of conversion pursuant to a formula set forth in the certificate of designation for the USA preferred stock. Shares of USA preferred stock may be put to USA on the fifth, seventh, tenth and fifteenth anniversary of February 4, 2002 for cash or stock at USA's option. USA also has the right to redeem the shares of USA preferred stock for cash or stock commencing on the tenth anniversary of February 4, 2002. In the event of a voluntary or involuntary liquidation, dissolution or winding-up of USA, holders of USA preferred stock will be entitled to receive, in preference to any holder of USA common stock or USA Class B common stock, an amount per share equal to all accrued and unpaid dividends plus the greater of (a) face value, or (b) the liquidating distribution that would be received had such holder converted the USA preferred stock into USA common stock immediately prior to the liquidation, dissolution or winding-up of USA.

ANTI-TAKEOVER PROVISIONS IN USA'S BY-LAWS

     USA's by-laws contain provisions that could delay or make more difficult the acquisition of USA by means of a hostile tender offer, open market purchases, a proxy contest or otherwise. In addition, USA's by-laws provide that, subject to the rights of holders of preferred stock, only USA's chairman of the board of directors or a majority of USA's board of directors may call a special meeting of stockholders.

EFFECT OF DELAWARE ANTI-TAKEOVER STATUTE

     USA is subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 generally prevents corporations from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless that business combination has been approved in one of a number of specific ways. For purposes of Section 203, a "business combination" includes, among other things, a merger or consolidation involving USA and the interested stockholder and a sale of more than 10% of its assets. In general, the anti-takeover law defines an "interested stockholder" as any entity or person beneficially owning 15% or more of a company's outstanding voting stock and any entity or person affiliated with or controlling or controlled by that entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of a corporation's outstanding voting shares. USA has not "opted out" of the provisions of Section 203.

ACTION BY WRITTEN CONSENT

     Under the DGCL, unless a company's certificate of incorporation expressly prohibits action by the written consent of stockholders, any action required or permitted to be taken by its stockholders at a duly called annual or special meeting may be taken by a consent in writing executed by stockholders possessing the requisite votes for the action to be taken. USA's certificate of incorporation does not expressly prohibit action by the written consent of stockholders. As a result, Mr. Diller, who as of the date of this registration statement controlled (through companies owned by Liberty and Mr. Diller, his own holdings and pursuant to an Amended and Restated Stockholders Agreement, dated as of December 16, 2001, among Universal Studios, Inc., Liberty, Mr. Diller and Vivendi Universal, S.A.) a majority of the outstanding total voting power of USA, will be able to take any action to be taken by stockholders (other than with respect to the election by the holders of shares of USA common stock of 25% of the members of USA's board of directors and certain matters as to which a separate class vote of the holders of shares of USA common stock, USA Class B common stock or USA preferred stock is required) without the necessity of holding a stockholders meeting. Upon Mr. Diller's permanent departure from USA, Liberty generally would be able to control USA through its ownership of shares of USA Class B common stock.

TRANSFER AGENT

     The transfer agent for shares of USA common stock, USA Class B common stock and USA preferred stock is The Bank of New York.

LISTING

     Shares of USA common stock are listed on the Nasdaq National Market under the ticker symbol "USAI." Shares of USA preferred stock are traded in the over the counter market under the ticker symbol "USAIP.OB."

ITEM 2.  EXHIBITS.

      See Exhibit Index.

                             SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Form 8-A Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              USA INTERACTIVE


                              By:    /s/ Dara Khosrowshahi
                                 ---------------------------------------
                                 Name:   Dara Khosrowshahi
                                 Title:  Executive Vice President
                                         and Chief Financial Officer



Dated:  January 22, 2003

                           EXHIBIT INDEX


 EXHIBIT NO.                            DESCRIPTION

   3.1 Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit 3.1 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).
   3.2 Amendment to the Restated Certificate of Incorporation of USA Interactive (incorporated by reference to Exhibit A of USA Interactive's Definitive Information Statement filed on November 19,
          2001).
   3.3 Certificate of Ownership and Merger Merging Taiwan Travel, Inc. into USA Networks, Inc. (incorporated by reference to Exhibit 3.3 to USA Interactive's Quarterly Report on Form 10-Q for the quarter ended March 31, 2002).
   3.4 Amended and Restated By-Laws of USA Interactive (incorporated by reference to Exhibit 99.1 of USA Interactive's Current Report on Form 8-K, filed on September 20, 2002).
   4.1 Certificate of Designations of Series A Cumulative Convertible Preferred Stock of USA Interactive (incorporated by reference to
          Exhibit 4.3 to USA Interactive's Annual Report on Form 10-K for the year ended December 31, 2001).
   10.1 Amended and Restated Governance Agreement, dated as of December 16, 2001, among Universal Studios, Inc., Liberty Media Corporation, Barry Diller and Vivendi Universal, S.A. (incorporated by reference to
          Exhibit 10.1 to USA Interactive's Form 8-K filed on December 18,
          2001).
   10.2 Amended and Restated Stockholders Agreement, dated as of December 16, 2001, among Universal Studios, Inc., Liberty Media Corporation, Barry Diller and Vivendi Universal, S.A. (incorporated by reference to
          Exhibit 99.2 to USA Interactive's Form 8-K filed on December 18,
          2001).